Exhibit 99.3

PRESS RELEASE

Advanced Accelerator Applications Expands U.S. NETSPOTTM Supply Chain with Two Additional Radiopharmacy Networks

Saint-Genis-Pouilly, France - June 10, 2016 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that it has further strengthened its U.S. supply chain for NETSPOTTM with the addition of two radiopharmacy networks, Triad Isotopes, Inc., the second largest radiopharmaceutical company in the United States, and Nuclear Diagnostic Products, Inc. (“NDP”), a company with three radiopharmacies in the Northeast and a member of United Pharmacy Partners Inc. (“UPPI”), to supply gallium 68 (“Ga 68”) dotatate doses prepared with a novel kit to U.S. hospitals and imaging centers.

NETSPOTTM (formerly known as Somakit-TATE) is a patented kit recently approved by the U.S. Food and Drug Administration (“FDA”) for the preparation of Ga 68 dotatate for injection, for the localization of somatostatin receptor positive neuroendocrine tumors (“NETs”) in adult and pediatric patients using Positron Emission Tomography (“PET“). The product has received orphan drug designation from the FDA.

Triad and NDP will each prepare and deliver NETSPOTTM patient doses to advanced medical imaging sites in selected metropolitan areas. The addition of these partnerships completes the foundation of a robust nationwide supply chain that now includes four radiopharmacy networks.

Marc Pfefferle, Chief Executive Officer of Triad stated, “We are excited about this opportunity and the ability to provide the benefits of NETSPOT™ to our customers. With our large pharmacy network, we continue to provide world renowned technical expertise in the compounding and delivery of radiopharmaceuticals.”

Wayne Wong, Vice President of Product Development for NDP noted, “Nuclear Diagnostic Products, Inc. is committed and looking forward to serving patients and nuclear medicine departments with the preparation and delivery of NETSPOT™. NDP’s experience and expertise in customer service will support NETSPOT™ distribution, one patient at a time.”

Stefano Buono, Chief Executive Officer of AAA said, “With the addition of these new supply chain relationships, we are well positioned to initiate the launch of NETSPOTTM. We believe that Triad and NDP both bring significant capabilities to our network, including Triad’s broad footprint and extensive experience with neuroendocrine tumor products, and NDP’s strong position and customer focus in the Northeast region of the country. We look forward to working closely with all of our partners and expanding the potential market reach of NETSPOTTM. We believe in the potential of NETSPOTTM to improve the accuracy of diagnoses of NETs and our goal is to provide access for as many patients as possible.”

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About NETSPOTTM

NETSPOTTM is a novel patented kit developed by AAA for the preparation of gallium Ga 68 dotatate for injection, for localization of somatostatin receptor positive neuroendocrine tumors (NETs) in adult and pediatric patients using Positron Emission Tomography (“PET“). The kit has been designated as an orphan drug by the EMA and the FDA. For full prescribing information for NETSPOTTM please refer to: http://go.usa.gov/cSywA.

About Triad Isotopes, Inc.

Triad Isotopes Inc. is a nationwide nuclear pharmacy company headquartered in Orlando, Fla. The company’s national network of more than 54 locations serves 4 million patients each year, making Triad Isotopes the nation’s second-largest radiopharmaceutical provider. Triad’s network of specialized facilities provide the products used by hospitals and nuclear medicine operators to help diagnose and treat patients, primarily those with cardiac and cancer concerns. For more information please visit: www.TriadIsotopes.com.

About Nuclear Diagnostic Products, Inc.

Nuclear Diagnostic Products has a network of three independent nuclear pharmacy locations serving the New York, New Jersey and Philadelphia areas. NDP assures the highest quality diagnostic and therapeutic radiopharmaceuticals by providing exceptional product preparation, delivery and customer service, all of which enhance our commitment to providing The Best Patient Care. To contact us, please visit www.ndprx.com.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 20 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+26.8% vs. 2014) and sales of €26.9 million for 1Q 2016 (+29.6% vs. 1Q15). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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